                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              BELCO OIL & GAS CORP.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                    077410108
                                 (CUSIP Number)

                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 20, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO.  077410108


         The total number of shares of common stock reported herein is 13,001,122, which constitutes 39.45% of the total number of shares outstanding. Ownership percentages set forth herein assume that at July 20, 2001 there were 32,955,650 shares of Common Stock (as defined herein) outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 3,308,556 shares of Common Stock, at a conversion rate of 1.1292 shares of Common Stock per share of Preferred Stock.


--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      ROBERT A. BELFER
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       PF
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                  5,842,153
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power                3,829,596
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power             5,842,153
                                ------------------------------------------------

                                10  Shared Dispositive Power           3,829,596
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person     9,671,749
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)      29.35%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    IN
--------------------------------------------------------------------------------

CUSIP NO.  077410108
--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      RENEE E. BELFER
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       PF
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                  2,825,926
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power                1,006,892
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power             2,825,926
                                ------------------------------------------------

                                10  Shared Dispositive Power           1,006,892
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person     3,832,818
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)      11.63%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    IN
--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      BELFER CORP.
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       WC
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                  1,080,144
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power             1,080,144
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person     1,080,144
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)       3.28%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    CO
--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       OO
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization    NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                    713,500
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power               713,500
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person       713,500
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)       2.17%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    OO
--------------------------------------------------------------------------------

CUSIP NO.  077410108



--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-6)
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       OO
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization    NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                    503,446
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power               503,446
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person       503,446
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)       1.53%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    OO
--------------------------------------------------------------------------------

CUSIP NO.  077410108


--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-7)
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       OO
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization    NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                    503,446
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power               503,446
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person       503,446
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)       1.53%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    OO
--------------------------------------------------------------------------------

CUSIP NO.  077410108


--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       WC
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization    NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                  1,374,087
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power             1,374,087
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person     1,374,087
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)       4.17%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    PN
--------------------------------------------------------------------------------

CUSIP NO.  077410108


--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      A&B INVESTORS, INC.
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       WC
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization    NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                    158,088
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power               158,088
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person       158,088
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)     LESS THAN 1%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    CO
--------------------------------------------------------------------------------

CUSIP NO.  077410108

--------------------------------------------------------------------------------
   1  Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a group     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
   3  SEC use only
--------------------------------------------------------------------------------
   4  Source of Funds       WC
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization    NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                 7  Sole Voting Power                        330
Number of Shares Beneficially   ------------------------------------------------

 Owned by Each Reporting         8  Shared Voting Power
                                ------------------------------------------------
       Person With
                                 9  Sole Dispositive Power                   330
                                ------------------------------------------------

                                10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by each Reporting Person           330
--------------------------------------------------------------------------------

  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13  Percent of Class Represented by Amount in Row (11)     LESS THAN 1%
--------------------------------------------------------------------------------

  14  Type of Reporting Person    CO
--------------------------------------------------------------------------------

CUSIP NO.  077410108



THIS AMENDMENT NO. 5 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS ON NOVEMBER 2, 1999 AND AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS ON JUNE 15, 2001. THE TEXT OF ITEMS 4 AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by deleting the fourth paragraph thereof in its entirety and replacing it with the following:

                  On June 8, 2001, the Issuer entered into an Agreement and Plan of Merger dated June 8, 2001 (the "Merger Agreement") with Westport Resources Corporation, a Delaware corporation ("Westport"), whereby Westport will merge with and into the Issuer with the Issuer continuing as the surviving corporation. The Merger Agreement provides for shareholders of the Issuer to receive .4125 of a share of common stock in the surviving corporation, which is expected to be named "Westport Resources Corporation," for each share of Common Stock. The Preferred Stock will remain outstanding, and the existing conversion ratio will be adjusted as set forth in the Merger Agreement. In connection with the execution of the Merger Agreement, the Reporting Persons, together with certain other shareholders of the Issuer, entered into an Amended and Restated Shareholders Agreement dated June 8, 2001, among Westport, the Issuer, ERI Investments, Inc., a Delaware corporation ("ERI"), Westport Energy LLC, a Delaware limited liability company ("WELLC"), and certain other shareholders of the Issuer (the "Initial Shareholders Agreement"). On July 20, 2001, Westport, the Issuer, ERI, WELLC and certain other shareholders of the Issuer entered into a Second Amended and Restated Shareholders Agreement (the "Shareholders Agreement") which supersedes the Initial Shareholders Agreement. The Shareholders Agreement will become effective upon the effectiveness of the Merger. Mr. Belfer, the RAB Trust and Vantz LP entered into a voting agreement dated June 8, 2001, with Westport and the Issuer (the "Belco Voting Agreement").

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to delete Exhibit 10.2 in its entirety and replace it with the following:

           Exhibit 10.2: Second Amended and Restated Shareholders Agreement, dated July 20, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain Stockholders named therein.

CUSIP NO.  077410108


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 31, 2001
                                      ROBERT A. BELFER

                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer


                                      RENEE E. BELFER

                                      By:  /s/ Renee E. Belfer
                                          --------------------------------------
                                      Name:    Renee E. Belfer


                                      BELFER CORP.

                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer
                                      Title:   President


                                      THE ROBERT A. AND RENEE E. BELFER FAMILY
                                      FOUNDATION

                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer
                                      Title:   Trustee


                                      TRUST FOR THE BENEFIT OF
                                      ELIZABETH KONES BELFER (T-6)

                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer
                                      Title:   Trustee


                                      By:  /s/ Renee E. Belfer
                                          --------------------------------------
                                      Name:    Renee E. Belfer
                                      Title:   Trustee


                                      TRUST FOR THE BENEFIT OF
                                      ELIZABETH KONES BELFER (T-7)


                                      By:  /s/ Renee E. Belfer
                                          --------------------------------------
                                      Name:    Renee E. Belfer
                                      Title:   Trustee

CUSIP NO.  077410108



                                      RENEE HOLDINGS PARTNERSHIP, L.P.


                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer
                                      Title:   General Partner


                                      A&B INVESTORS, INC.

                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer
                                      Title:   President


                                      BELWEST PETROLEUM, INC.

                                      By:  /s/ Robert A. Belfer
                                          --------------------------------------
                                      Name:    Robert A. Belfer
                                      Title:   President

CUSIP NO.  077410108




                                  EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
------            -----------
Exhibit 10.1:     Agreement and Plan of Merger, dated June 8, 2001 between Belco
                  Oil & Gas Corp. and Westport Resources Corporation
                  (Incorporated by reference from Exhibit 2.1 to the Issuer's
                  Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2*:    Second Amended and Restated Shareholders Agreement, dated July
                  20, 2001, among Westport Resources Corporation, Belco Oil &
                  Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain Stockholders named therein.

Exhibit 10.3:     Belco Voting Agreement, dated June 8, 2001, among Westport
                  Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4:     Westport Voting Agreement, dated June 8, 2001, among Westport
                  Resources Corporation, Belco Oil & Gas Corp., ERI Investments,
                  Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed
                  June 14, 2001).

Exhibit 99.1**:   Joint Filing Statement.



----------
 * Filed herewith.
** Previously filed.




                                      E-1